DELIVERED VIA EDGAR AND E-Mail

March 17, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attn:	John Reynolds, Assistant Director, Office of Beverage, Apparel, and Mining

RE:	Silvercorp Metals Inc.
Form 40-F for the Fiscal Year Ended March 31, 2015
Filed June 23, 2015
File No. 001-34184

Dear Mr. Reynolds:

This letter is submitted on behalf of Silvercorp Metals Inc. (the “Company” or “we”) in response to the comments dated March 4, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the year ended March 31, 2015, which was filed on June 23, 2015 (the “Form 40-F”).

The text of the Comment Letter has been reproduced in this letter with our respective responses. For your convenience we have italicized each comment.

Form 40-F for the Fiscal Year Ended March 31, 2015 - Exhibit 99.1 - Item 5 Mineral Properties page 36.

1. We note that your reserves are reported as of June 30, 2013. Additionally we note your Table 7 disclosure that includes production from April 1, 2014 to March 31, 2015. It appears production data in your Table 7 is missing from the period June 30, 2013 to March 31, 2014. Please advise.

Response: We acknowledge your comments about data from the period of June 30, 2013 to March 31, 2014 not being included in Table 7. Below is the information for production from the period of June 30, 2013 to March 31, 2014.

Ying Mining District
	Quarter ended September 30, 2013	Quarter ended December 31, 2013	Quarter ended March 31, 2014	Nine months ended March 31, 2014
Ore Mined (Mmt)	0.15	0.15	0.09	0.39
Silver Produced (Moz)	1.02	0.88	0.58	2.48
Gold Produced (oz)	873	911	441	2,225
Lead Produced (t)	4,318	3,998	2,343	10,659
Zinc Produced (t)	998	713	401	2,112

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013

Production data for the individual quarters of the nine month period ended March 31, 2014 was disclosed in the Company’s quarterly Management Discussion and Analysis for the second and third quarters of fiscal 2014, filed November 15, 2013 and February 18, 2014 respectively, and in a press release dated May 22, 2014 for the fourth quarter of fiscal 2014, filed May 27, 2014. While such information was publicly disclosed we acknowledge that it was an oversight that this data was not incorporated into Table 7.

We are beginning the process for preparing our Form 40-F for Fiscal 2016, with an expected filing date in the third week of June, 2016. As the production information for the missing nine month period was previous disclosed elsewhere, and is not a material amount relative to the total reserve figure, we propose that that we rectify this in the Form 40-F for Fiscal 2016 by including data showing production for the nine months ending March 31, 2014, for fiscal 2015, and for fiscal 2016, and a total figure showing production from the date of our reserve table to our most recent fiscal year end. An example of the proposed table (without fiscal 2016 data) is below.

	Production, nine months ended March 31, 2014	Production fiscal year ended March 31, 2015	Total production since latest mineral reserve report
Ore Mined (Mmt)	0.39	0.66	1.05
Silver Produced (Moz)	2.48	4.62	7.10
Gold Produced (oz)	2,225	3,171	5,396
Lead Produced (t)	10,659	21,171	31,830
Zinc Produced (t)	2,112	2,976	5,088

2. We note that your GC reserves are reported as of January 2012. In future filings please report your GC reserves to correspond to your fiscal year end or include a production table that includes production from the date of your reserve table to your most recent fiscal year end.

Response: In future filings we will include a production table that includes production from the date of our reserve table to our most recent fiscal year end. An example of the form of disclosure is included in the table below.

	Production, February 1, 2012 to March 31, 2014	Production, fiscal year ended March 31, 2015	Total production since latest mineral reserve report
Ore Mined (Mmt)	-	0.26	0.26
Silver Produced (Moz)	-	0.60	0.60
Lead Produced (t)	-	2,838	2,838
Zinc Produced (t)	-	5,304	5,304

Note: There was no ore production in the period of mine development and construction from February 1, 2012 to March 31, 2014.

Closing Comments

In connection with our responses in this letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
March 31, 2013

We note that the Division of Enforcement has access to all information we provide to you in your review of our filing or in response to our comments on our filing.

If you have any questions or concerns, please feel free to contact us by telephone at 604-669-9397.

Sincerely,

/s/ Rui Feng
Dr. Rui Feng
Chairman and Chief Executive Officer